Exhibit 99.1

QIWI ANNOUNCES SECOND QUARTER 2015 RESULTS

Second-Quarter Total Adjusted Net Revenue Increases 20% to RUB 2,525 Million

Adjusted Net Profit Increases 9% to RUB 1,033 Million or RUB 18.40 per diluted share

QIWI reviews 2015 Guidance

NICOSIA, CYPRUS - September 1, 2015 – QIWI plc, (NASDAQ: QIWI) (“QIWI” or the “Company”) today announced results for the second quarter ended June 30, 2015.

Second-Quarter 2015 Operating and Financial Highlights

•	Total Adjusted Net Revenue increased 20% to RUB 2,525 million ($45.5 million)

•	Adjusted EBITDA increased 13% to RUB 1,483 million ($26.7 million)

•	Adjusted Net Profit increased 9% to RUB 1,033 million ($18.6 million), or RUB 18.40 per diluted share

•	Total payment volume increased 31% to RUB 204.2 billion ($3.7 billion)

“I am very pleased to share these solid results of our consolidated business,” said Sergey Solonin, QIWI’s chief executive officer. “Despite the continuing macroeconomic slowdown we continued to deliver strong financial and operational results. I am particularly happy with the addition to the business of Contact and Rapida, which are already bringing synergies to the group and strengthening our positions in the rapidly changing payments environment. We continue to see plenty of opportunities ahead, especially in gaining market share in the key verticals, which will be the key focus for the company in the near term.”

Second-Quarter 2015 Results

Revenues: Total Adjusted Net Revenue for the quarter ended June 30, 2015 was RUB 2,525 million ($45.5 million), an increase of 20% compared with RUB 2,112 million in the prior year.

Payment Adjusted Net Revenue was RUB 1,876 million ($33.8 million), an increase of 20% compared with RUB 1,562 million in the prior year. Payment Adjusted Net Revenue growth was predominantly driven by an increase in payment volume across all verticals, especially the E-commerce and Money Remittances market verticals, that was in turn partially offset by the declining net revenue yields primarily as a result of the acquisition and consolidation of Contact and Rapida which operate on significantly lower net revenue yields than QIWI standalone.

Other Adjusted Net Revenue, which is principally composed of revenue from inactivity fees, interest revenue and gain from currency swaps and overdrafts provided to agents, revenue from rent of space for kiosks and sale of kiosks, cash and settlement services and advertising, was RUB 649 million ($11.7 million), an increase of 18% compared with RUB 550 million in the prior year. The growth in the second- quarter was mainly due to the increase in interest revenue from deposits and overdrafts provided to agents, slightly offset by our continuing investment in improving clients’ service, such as call center costs.

Adjusted EBITDA: For the quarter ended June 30, 2015, Adjusted EBITDA was RUB 1,483 million ($26.7 million), an increase of 13% compared with RUB 1,318 million in the prior year. Adjusted EBITDA growth was mainly driven by revenue growth partially offset by the 26% growth of SG&A cost including: advertising and marketing, bad debt expense, payroll, office maintenance costs (mainly driven by increase in automation expenses, and old equipment replacement) and other consulting and legal fees resulting from the ongoing internal controls improvements together with M&A activities, in particular the recent acquisition of Contact and Rapida. Adjusted EBITDA margin (Adjusted EBITDA as a percentage of Total Adjusted Net Revenue) was 58.7% compared with 62.4% in the prior year.

Adjusted Net Profit: For the quarter ended June 30, 2015, Adjusted Net Profit was RUB 1,033 million ($18.6 million), an increase of 9% compared with RUB 951 million in the prior year. The increase in Adjusted Net Profit was primarily driven by the same factors impacting Adjusted EBITDA, though pressured by the increase in depreciation and amortization expenses by RUB 76 million as compared to the second quarter 2014 to RUB 157 million as a result of purchase of additional fixed assets (mostly processing servers and engineering equipment) and intangible assets (mostly licenses and computer software) for security and business development purposes in the fourth quarter 2014.

Other Operating Data: For the quarter ended June 30, 2015, total payment volume was RUB 204.2 billion ($3.7 billion), an increase of 31% compared with RUB 156.3 billion in the prior year. Payment volume increased across all verticals partially driven by acquisition and consolidation of Contact and Rapida businesses as well as organic growth in E-commerce and Money Remittance market verticals. Average payment net revenue yield was 0.92%, a decrease of 8 bps compared with 1.00% in the prior period primarily due to the consolidation of lower yielding Contact and Rapida businesses.

The total average Net Revenue Yield was 1.24%, a decrease of 11 bps as compared with 1.35% in the prior year.

The number of active kiosks and terminals was 176,831, an increase of 3% compared with the prior year. The number of active Visa Qiwi Wallet accounts was 17.0 million in the second-quarter 2015, an increase of 1.2 million, or 7%, as compared with 15.8 million in the second-quarter 2014.

Recent Developments

Dividend: QIWI continues to pursue different M&A opportunities and considers the timing and current market conditions to favor this strategy. We plan to refrain from paying dividends for the next few quarters with the objective to return to our historical dividend distribution practice once this window closes.

Acquisition of Contact and Rapida: On May 14th, 2015 we announced the acquisition of 100% ownership in the Contact money transfer system and the Rapida payment processing system from Otkritie financial corporation. The deal was structured as a two-stage process within which we acquired 70% of interest in Contact and Rapida on June 2nd, 2015 with the deal on the remaining 30% closed on June 30th, 2015. Starting June 1st 2015 we consolidate financial results of the above mentioned companies in our financial statements which are presented in the Annex below.

2015 Guidance1

QIWI reviews its guidance in respect of 2015 outlook:

•	Total Adjusted Net Revenue is expected to increase by 18% to 22% over 2014

•	Adjusted Net Profit is expected to increase by 18% to 22% over 2014

We have started to note the effects of the macroeconomic slowdown in Russia in the second half of 2014 and especially in Q4, which we believe can be long lasting and could have a significant negative effect on both consumer spending and the banking system in Russia and, accordingly, on our business. The extent of the slowdown, and if that were to result in a full scale banking crisis and long-term deterioration of consumer confidence, is yet to be assessed.

Further, we see several risks that can affect the stability and profitability of our offline distribution business. Firstly, the overall macroeconomic conditions adversely affect the purchasing power of Russian population as high inflation combined with decreasing real wage put pressure on the disposable income, thus leading to the overall decrease in consumer spending and in turn our payment volumes. Secondly, the Agents’ economics is being pressured by decreasing commissions (including and most significantly MNOs) and higher customer commission sensitivity combined with high rental and other costs.

Moreover, the Central Bank of Russia has been recently taking steps to secure the quality and transparency of agents industry, thus imposing some additional controls and monitoring requirements on agents through the banks. As agents have to comply with more requirements and handle significantly increasing numbers of inquiries from the banks that they work with, additional pressure is put on the agents’ business model especially for smaller players. Our network of agents is well diversified and we are committed to making our best effort to support our agents and mitigate potential negative effects of the abovementioned market conditions on their economic stability however, at the moment we don’t have the visibility to estimate the potential negative impact of these changes in the mid-term.

We provide the 2015 guidance based on our current understanding of the overall situation, which is subject to change. We reserve the right to revisit our 2015 guidance in case we see the situation changing throughout the year.

Expected growth of Adjusted Net Profit equals to the expected growth of Adjusted Net Revenue as a consequence of our desire and commitment to invest into new products and gain market share in 2015.

Earnings Conference Call and Audio Webcast

QIWI will host a conference call to discuss second-quarter 2015 financial results today at 8:30 a.m. ET. Hosting the call will be Sergey Solonin, chief executive officer, and Alexander Karavaev, chief financial officer. The conference call can be accessed live over the phone by dialing +1 (877) 407-3982 or for international callers by dialing +1 (201) 493-6780. A replay will be available at 11:30 a.m. ET and can be accessed by dialing +1 (877) 870-5176 or +1 (858) 384-5517 for international callers; the pin number is 13618218. The replay will be available until Tuesday, September 8, 2015. The call will be webcast live from the Company’s website at https://www.qiwi.ru under the Corporate Investor Relations section or directly at http://investor.qiwi.com/.

[1]	Guidance is provided in Russian rubles and includes consolidated financial result of Contact and Rapida since June 1st, 2015

About QIWI plc.

QIWI is a leading provider of next generation payment services in Russia and the CIS. It has an integrated proprietary network that enables payment services across physical, online and mobile channels. It has deployed over 17.0 million virtual wallets, over 176,000 kiosks and terminals, and enabled merchants to accept over RUB 50 billion cash and electronic payments monthly from c. 70 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods to order and pay for goods and services across physical or online environments interchangeably.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995, including, without limitation, expected total adjusted net revenue, adjusted net profit and net revenue yield, dividend payments, payment volume growth, and growth of physical and virtual distribution channels. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI plc. to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, the achievement of the expected benefits of the acquisition of Contact and Rapida, risks associated with the integration of Contact and Rapida, a decline in average net revenue yield, fees levied on QIWI’s consumers, regulation, QIWI’s ability to grow physical and virtual distribution channels, QIWI’s ability to expand geographically and other risks identified under the Caption “Risk Factors” in QIWI’s Annual Report on Form 20-F and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to revise any forward-looking statements or to report future events that may affect such forward-looking statements unless QIWI is required to do so by law.

Contact

Yakov Barinskiy Head of M&A and Investor Relations +7.499.709.0192 ir@qiwi.com	Varvara Kiseleva Investor Relations +7.499.709.0192 ir@qiwi.com

QIWI plc.

Consolidated Statement of Financial Position

(in thousands)

	As of December 31, 2014	As of June 30, 2015 (unaudited)	As of June 30, 2015 (unaudited)
	RUB	RUB	USD(1)
Assets
Non-current assets
Property and equipment	379,943	397,711	7,163
Goodwill and other intangible assets	2,367,623	12,661,067	228,029
Long-term debt instruments	1,806,295	2,807,412	50,562
Long-term loans	52,648	40,829	735
Other non-current assets	42,455	53,636	966
Deferred tax assets	239,571	232,517	4,188

Total non-current assets	4,888,535	16,193,172	291,643

Current assets
Trade and other receivables	5,305,275	4,217,716	75,962
Short-term loans	31,588	43,343	781
Short-term debt instruments	2,132,887	42,940	773
Prepaid income tax	89,239	100,206	1,805
VAT and other taxes receivable	51,078	37,941	683
Cash and cash equivalents	17,079,965	15,032,176	270,733
Other current assets	345,688	563,735	10,153

Total current assets	25,035,720	20,038,057	360,890

Assets of disposal group classified as held for sale	125,867	—	—

Total assets	30,050,122	36,231,229	652,533

Equity and liabilities
Equity attributable to equity holders of the parent
Share capital	963	1,135	20
Additional paid-in capital	1,876,104	1,876,104	33,789
Share premium	3,044,303	12,068,267	217,352
Other reserve	764,243	798,762	14,386
Retained earnings	2,683,805	3,929,532	70,772
Translation reserve	204,337	247,591	4,459

Total equity attributable to equity holders of the parent	8,573,755	18,921,391	340,779
Non-controlling interest	(239,385)	5,382	97

Total equity	8,334,370	18,926,773	340,876

Non-current liabilities
Long-term borrowings	41,981	—	—
Long-term deferred revenue	8,394	4,732	85
Long-term accounts payable	987	733	13
Deferred tax liabilities	37,758	1,120,239	20,176

Total non-current liabilities	89,120	1,125,704	20,274

Current liabilities
Short-term borrowings	1,061	993,892	17,900
Trade and other payables	20,179,673	13,761,315	247,844
Amounts due to customers and amounts due to banks	1,001,286	1,041,162	18,752
Income tax payable	11,290	248,475	4,475
VAT and other taxes payable	127,733	108,293	1,950
Deferred revenue	52,008	20,731	373
Other current liabilities	56	4,884	88

Total current liabilities	21,373,107	16,178,752	291,383

Liabilities directly associated with the assets of a disposal	253,525	—	—
group classified as held for sale

Total equity and liabilities	30,050,122	36,231,229	652,533

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 55.524 to U.S. $1.00, which the official exchange rate was quoted by the Central Bank of the Russian Federation as of June 30, 2015.

QIWI plc.

Consolidated Statement of Comprehensive Income

(in thousands, except per share data)

	Three months ended (unaudited)
	June 30, 2014	June 30, 2015	June 30, 2015
	RUB	RUB	USD(1)
Revenue	3,488,438	4,196,933	75,588
Operating costs and expenses:
Cost of revenue (exclusive of depreciation and amortization)	1,746,565	1,946,230	35,052
Selling general and administrative expenses	628,464	793,030	14,283
Depreciation and amortization	80,583	156,600	2,820
Profit from operations	1,032,826	1,301,073	23,433

Gain from disposal of subsidiaries	—	32,595	587
Other income	35,664	2,887	52
Other expenses	(3,487)	(9,550)	(172)
Foreign exchange gain	152,641	106,389	1,916
Foreign exchange loss	(249,051)	(405,026)	(7,295)
Share of loss of associates	(3,808)	—	—
Interest income	—	1,114	20
Interest expense	(10,439)	(27,543)	(496)

Profit before tax	954,346	1,001,939	18,045
Income tax expense	(238,510)	(258,819)	(4,661)

Net profit	715,836	743,120	13,384

Attributable to:
Equity holders of the parent	727,540	632,256	11,387
Non-controlling interests	(11,704)	110,864	1,997
Other comprehensive income
Exchange differences on translation of foreign operations
Differences arising during the year	(473)	(18,242)	(329)
Accumulated exchange differences reclassified to earnings upon disposal of foreign operations	—	56,107	1,010

Total comprehensive income net of tax	715,363	780,985	14,066

attributable to:
Equity holders of the parent	720,005	639,180	11,512
Non-controlling interests	(4,642)	141,805	2,554
Earnings per share:
Basic profit attributable to ordinary equity holders of the parent	13.88	11.32	0.20
Diluted profit attributable to ordinary equity holders of the parent	13.66	11.25	0.20

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 55.524 to U.S. $1.00, which the official exchange rate was quoted by the Central Bank of the Russian Federation as of June 30, 2015.

QIWI plc.

Consolidated Statement of Comprehensive Income

(in thousands, except per share data)

	Six months ended (unaudited)
	June 30, 2014	June 30, 2015	June 30, 2015
	RUB	RUB	USD(1)
Revenue	6,747,900	8,168,409	147,115
Operating costs and expenses:
Cost of revenue (exclusive of depreciation and amortization)	3,434,698	3,686,246	66,390
Selling general and administrative expenses	1,210,652	1,445,233	26,029
Depreciation and amortization	164,877	258,730	4,660
Profit from operations	1,937,673	2,778,200	50,036

Gain from disposal of subsidiaries	—	32,595	587
Other income	36,039	7,882	142
Other expenses	(8,493)	(10,709)	(193)
Foreign exchange gain	42,905	383,565	6,908
Foreign exchange loss	(141,368)	(578,468)	(10,418)
Share of loss of associates	(11,119)	—	—
Impairment of investment in associates	(2,903)	—	—
Interest income	712	1,670	30
Interest expense	(21,011)	(40,874)	(736)

Profit before tax	1,832,435	2,573,861	46,356
Income tax expense	(428,422)	(552,029)	(9,942)

Net profit	1,404,013	2,021,832	36,414

Attributable to:
Equity holders of the parent	1,431,875	1,940,392	34,947
Non-controlling interests	(27,862)	81,440	1,467
Other comprehensive income
Exchange differences on translation of foreign operations
Differences arising during the year	(3,485)	14,940	269
Accumulated exchange differences reclassified to earnings upon disposal of foreign operations	—	56,107	1,010

Total comprehensive income net of tax	1,400,528	2,092,879	37,693

attributable to:
Equity holders of the parent	1,430,128	1,983,646	35,726
Non-controlling interests	(29,600)	109,233	1,967
Earnings per share:
Basic profit attributable to ordinary equity holders of the parent	27.38	35.15	0.63
Diluted profit attributable to ordinary equity holders of the parent	26.94	34.94	0.63

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 55.524 to U.S. $1.00, which the official exchange rate was quoted by the Central Bank of the Russian Federation as of June 30, 2015.

QIWI plc.

Consolidated Statement of Cash Flows

(in thousands)

	Six months ended (unaudited)
	June 30, 2014	June 30, 2015	June 30, 2015
	RUB	RUB	USD(1)
Cash flows from operating activities
Profit before tax	1,832,435	2,573,861	46,356

Adjustments to reconcile profit before income tax to net cash flow used in operating activities
Depreciation and amortization	164,877	258,730	4,660
Foreign exchange loss, net	98,463	194,903	3,510
Interest income, net	(142,633)	(345,417)	(6,221)
Bad debt expense/(recovery), net	84,951	(16,745)	(302)
Share of loss of associates	11,119	—	—
Impairment of investment in associates	2,903	—	—
Share-based payments	239,280	46,454	837
Gain from disposal of subsidiaries	—	(32,595)	(587)
Other	5,504	(9,261)	(167)

Operating profit before changes in working capital	2,296,899	2,669,930	48,086

Decrease in trade and other receivables	955,305	3,503,999	63,108
(Increase)/decrease in other assets	(166,158)	19,115	344
(Increase)/decrease in amounts due to customers and amounts due to banks	90,185	(792,942)	(14,281)
Decrease in accounts payable and accruals	(5,304,276)	(10,421,141)	(187,687)
Loans issued/(settled) from banking operations	(12,534)	7,434	134

Cash used in operations	(2,140,579)	(5,013,605)	(90,296)

Interest received	196,787	409,068	7,367
Interest paid	(14,627)	(28,008)	(504)
Income tax paid	(425,104)	(390,075)	(7,025)

Net cash flow used in operating activities	(2,383,523)	(5,022,620)	(90,459)

Cash flows generated form investing activities
Cash acquired upon business combination	—	3,200,275	57,638
Contribution to associates without change in ownership	(14,022)	—	—
Payment for assignment of loans	(45,375)	—	—
Purchase of available-for-sale investments	—	(5,628)	(101)
Purchase of property and equipment	(196,646)	(54,056)	(974)
Purchase of intangible assets	(15,438)	(82,677)	(1,489)
Net cash outflow on disposal of subsidiaries	—	(16,206)	(292)
Loans issued	(12,441)	(36,972)	(666)
Repayment of loans issued	866	—	—
Purchase of debt instruments	(706,846)	(981,847)	(17,683)
Proceeds from settlement of debt instruments	1,242,313	2,045,478	36,840

Net cash flow generated from investing activities	252,411	4,068,367	73,272

Cash flows generated from/(used in) financing activities
Issue of share capital	2,646,432	—	—
Exercise of options	5,167	—	—
Proceeds from borrowings	29,408	53,670	967
Repayment of borrowings	(1,389)	(259,251)	(4,669)
Dividends paid to owners of the Group	(1,105,939)	(698,912)	(12,588)
Dividends paid to non-controlling shareholders	(2,170)	—	—
Transactions with non-controlling interest	1,783	—	—
Net cash flow generated from/(used in) financing activities	1,573,292	(904,493)	(16,290)

Effect of exchange rate changes on cash and cash equivalents	(101,206)	(203,863)	(3,672)

Net decrease in cash and cash equivalents	(659,026)	(2,062,609)	(37,148)

Cash and cash equivalents at the beginning of the period	11,636,913	17,094,785	307,881

Cash and cash equivalents at the end of the period	10,977,887	15,032,176	270,733

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 55.524 to U.S. $1.00, which the official exchange rate was quoted by the Central Bank of the Russian Federation as of June 30, 2015.

Non-IFRS Financial Measures and Supplemental Financial Information

This release presents Total Adjusted Net Revenue, Payment Adjusted Net Revenue, Other Adjusted Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit and Adjusted Net Profit per share, which are non-IFRS financial measures. You should not consider these non-IFRS financial measures as substitutes for or superior to revenue, in the case of Total Adjusted Net Revenue, Payment Adjusted Net Revenue and Other Adjusted Net Revenue; Net Profit, in the case of Adjusted EBITDA; and Adjusted Net Profit, or earnings per share, in the case of Adjusted Net Profit per share, each prepared in accordance with IFRS. Furthermore, because these non-IFRS financial measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. QIWI encourages investors and others to review our financial information in its entirety and not rely on a single financial measure. For more information regarding Total Adjusted Net Revenue, Payment Adjusted Net Revenue, Other Adjusted Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit, and Adjusted Net Profit per share, including a quantitative reconciliation of Total Adjusted Net Revenue, Payment Adjusted Net Revenue, Other Adjusted Net Revenue, Adjusted EBITDA and Adjusted Net Profit to the most directly comparable IFRS financial performance measure, which is revenue in the case of Total Adjusted Net Revenue, payment revenue in the case of Payment Adjusted Net Revenue, other revenue in the case of Other Adjusted Net Revenue and net profit in the case of Adjusted EBITDA and Adjusted Net Profit, see Reconciliation of IFRS to Non-IFRS Operating Results in this earnings release.

Payment Adjusted Net Revenue is the Adjusted Net Revenue consisting of the merchant and consumer fees collected for the payment transactions. E-commerce payment adjusted net revenue consists of fees charged to customers and merchants that buy and sell products and services online, including online games, social networks, online stores, game developers, software producers, coupon websites, tickets and numerous other merchants. Financial Services payment adjusted net revenue primarily consists of fees charged for payments accepted on behalf of our bank partners and microfinance companies. Money Remittances payment adjusted net revenue primarily consists of fees charged for transferring funds via money remittance companies. Telecom payment adjusted net revenue primarily consists of fees charged for payments to MNOs, internet services providers and pay television providers. Other payment adjusted net revenue consists of consumer and merchant fees charged for a variety of payments including multi-level-marketing, utility bills, government payments, education services and many others. Other Adjusted Net Revenue is principally composed of revenue from inactivity fees, interest revenue and gain from currency swaps and overdrafts provided to agents, revenue from rent of space for kiosks and sale of kiosks, cash and settlement services and advertising.

QIWI plc.

Reconciliation of IFRS to Non-IFRS Operating Results

(in millions, except per share data)

	Three months ended (unaudited)
	June 30, 2014*	June 30, 2015	June 30, 2015
	RUB	RUB	USD(2)
Revenue	3,488	4,197	75.6
Minus: Cost of revenue (exclusive of depreciation and amortization)	1,747	1,946	35.1
Plus: Compensation to employees and related taxes	370	275	4.9

Total Adjusted Net Revenue	2,112	2,525	45.5

Payment Revenue(2)	2,804	3,232	58.2
Minus: Cost of payment revenue (exclusive of depreciation and amortization)(3)	1,539	1,568	28.2
Plus: Compensation to employees and related taxes allocated to payment revenue(4)	297	212	3.8

Payment Adjusted Net Revenue	1,562	1,876	33.8

Other Revenue(5)	685	965	17.4
Minus: Cost of other revenue (exclusive of depreciation and amortization)(6)	208	378	6.8
Plus: Compensation to employees and related taxes allocated to other revenue(4)	73	63	1.1

Other Adjusted Net Revenue	550	649	11.7

Payment Adjusted Net Revenue	1,562	1,876	33.8
E-commerce	451	677	12.2
Financial services	468	404	7.3
Money remittances	240	411	7.4
Telecom	310	261	4.7
Other	92	123	2.2
Other Adjusted Net Revenue	550	649	11.7

Total Adjusted Net Revenue	2,112	2,525	45.5

Net Profit	716	743	13.4

Plus:
Depreciation and amortization	81	157	2.8
Other income	(3)	(3)	(0.1)
Other expenses	3	10	0.2
Foreign exchange gain	(153)	(106)	(1.9)
Foreign exchange loss	249	405	7.3
Share of loss of associates	4	—	—
Interest income	—	(1)	(0.0)
Interest expenses	10	28	0.5
Income tax expenses	239	259	4.7
Offering expenses	45	—	—
Income from depositary(7)	(33)	—	—
Share-based payments expenses	160	26	0.5
Gain from disposal of subsidiaries	—	(33)	(0.6)

Adjusted EBITDA	1,318	1,483	26.7

Adjusted EBITDA margin	62.4%	58.7%	58.7%
Net profit	716	743	13.4
Amortization of fair value adjustments	13	44	0.8
Offering expenses	45	—	—
Income from depositary	(33)	—	—
Share-based payments expenses	160	26	0.5
Effect of taxation of the above items	(3)	(8)	(0.1)
Gain from disposal of subsidiaries	—	(33)	(0.6)
Foreign Exchange gain on June 2014 offering proceeds(8)	52	261	4.7

Adjusted Net Profit(9)	951	1,033	18.6

Adjusted Net Profit per share:
Basic	18.13	18.50	0.33
Diluted	17.85	18.40	0.33
Shares used in computing Adjusted Net Profit per share
Basic	52,425	55,849	55,849
Diluted	53,253	56,177	56,177

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 55.524 to U.S. $1.00, which the official exchange rate was quoted by the Central Bank of the Russian Federation as of June 30, 2015.
(2)	Payment revenue primarily consists of the merchant and consumer fees charged for the payment transactions.
(3)	Cost of payment revenue (exclusive of depreciation and amortization) primarily consists of transaction costs to acquire payments from our customers payable to agents, mobile operators, international payment systems and other parties.
(4)	The Company does not record the compensation to employees and related taxes within cost of revenue separately for payment revenue and other revenue, therefore it has been allocated between payment revenue and other revenue in proportion to the relevant revenue amounts for the purposes of the reconciliation presented above.
(5)	Other revenue is principally composed of revenue from inactivity fees, interest revenue and gain from currency swaps and overdrafts provided to agents, revenue from rent of space for kiosks and sale of kiosks, cash and settlement services and advertising.
(6)	Cost of other revenue (exclusive of depreciation and amortization) primarily consists of direct costs associated with other revenue and other costs, including but not limited to: compensation to employees and related taxes allocated to other revenue, costs of call-centers and advertising commissions.
(7)	Income from depositary is presented in the separate line in reconciliation tables for convenience purposes, while it is included in other income in financial statements.
(8)	Net effect of foreign exchange gains and losses on June 2014 SPO funds as presented in the reconciliation of Net Profit to Adjusted Net Profit differs from the Foreign exchange loss/(gain), net in the reconciliation of Net Profit to Adjusted EBITDA as the latter includes all the foreign exchange losses/(gains) for the period, while the former only include the foreign exchange gain on the SPO US dollar denominated funds.
*	The amounts shown here do not correspond to the financial statements for three and six months ended June 30, 2014 and included additional reconciling items to conform to current period presentation.

QIWI plc.

Reconciliation of IFRS to Non-IFRS Operating Results

(in millions, except per share data)

	Six months ended
	June 30, 2014*	June 30, 2015	June 30, 2015
	RUB	RUB	USD(1)
Revenue	6,748	8,168	147.1
Minus: Cost of revenue (exclusive of depreciation and amortization)	3,435	3,686	66.4
Plus: Compensation to employees and related taxes	676	558	10.0

Total Adjusted Net Revenue	3,989	5,040	90.8

Payment Revenue(2)	5,432	6,244	112.5
Minus: Cost of payment revenue (exclusive of depreciation and amortization)(3)	3,052	2,955	53.2
Plus: Compensation to employees and related taxes allocated to payment revenue(4)	544	426	7.7

Payment Adjusted Net Revenue	2,924	3,716	66.9

Other Revenue(5)	1,316	1,925	34.7
Minus: Cost of other revenue (exclusive of depreciation and amortization)(6)	383	732	13.2
Plus: Compensation to employees and related taxes allocated to other revenue(4)	132	132	2.4

Other Adjusted Net Revenue	1,065	1,324	23.9

Payment Adjusted Net Revenue	2,924	3,716	66.9
E-commerce	831	1,411	25.4
Financial services	844	801	14.4
Money remittances	425	732	13.2
Telecom	623	506	9.1
Other	203	265	4.8
Other Adjusted Net Revenue	1,065	1,324	23.9

Total Adjusted Net Revenue	3,989	5,040	90.8

Net Profit	1,404	2,022	36.4

Plus:
Depreciation and amortization	165	259	4.7
Other income	(3)	(8)	(0.1)
Other expenses	8	11	0.2
Foreign exchange gain	(43)	(384)	(6.9)
Foreign exchange loss	141	578	10.4
Share of loss of associates	11	—	—
Impairment of investment in associates	3	—	—
Interest income	(1)	(2)	(0.0)
Interest expenses	21	41	0.7
Income tax expenses	428	552	9.9
Offering expenses	45	—	—
Income from depositary(7)	(33)	—	—
Share-based payments expenses	239	46	0.8
Gain from disposal of subsidiaries	—	(33)	(0.6)

Adjusted EBITDA	2,385	3,083	55.5

Adjusted EBITDA margin	59.8%	61.2%	61.2%
Net profit	1,404	2,022	36.4
Amortization of fair value adjustments	35	60	1.1
Offering expenses	45	—	—
Income from depositary	(33)	—	—
Share-based payments expenses	239	46	0.8
Effect of taxation of the above items	(7)	(11)	(0.2)
Gain from disposal of subsidiaries	—	(33)	(0.6)
Foreign Exchange gain on June 2014 offering proceeds(8)	52	65	1.2

Adjusted Net Profit(9)	1,735	2,150	38.7

Adjusted Net Profit per share:
Basic	33.18	38.96	0.70
Diluted	32.65	38.73	0.70
Shares used in computing Adjusted Net Profit per share
Basic	52,302	55,200	55,200
Diluted	53,141	55,531	55,531

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 55.524 to U.S. $1.00, which the official exchange rate was quoted by the Central Bank of the Russian Federation as of June 30, 2015.
(2)	Payment revenue primarily consists of the merchant and consumer fees charged for the payment transactions.
(3)	Cost of payment revenue (exclusive of depreciation and amortization) primarily consists of transaction costs to acquire payments from our customers payable to agents, mobile operators, international payment systems and other parties.
(4)	The Company does not record the compensation to employees and related taxes within cost of revenue separately for payment revenue and other revenue, therefore it has been allocated between payment revenue and other revenue in proportion to the relevant revenue amounts for the purposes of the reconciliation presented above.
(5)	Other revenue is principally composed of revenue from inactivity fees, interest revenue and gain from currency swaps and overdrafts provided to agents, revenue from rent of space for kiosks and sale of kiosks, cash and settlement services and advertising.
(6)	Cost of other revenue (exclusive of depreciation and amortization) primarily consists of direct costs associated with other revenue and other costs, including but not limited to: compensation to employees and related taxes allocated to other revenue, costs of call-centers and advertising commissions.
(7)	Income from depositary is presented in the separate line in reconciliation tables for convenience purposes, while it is included in other income in financial statements.
(8)	Net effect of foreign exchange gains and losses on June 2014 SPO funds as presented in the reconciliation of Net Profit to Adjusted Net Profit differs from the Foreign exchange loss/(gain), net in the reconciliation of Net Profit to Adjusted EBITDA as the latter includes all the foreign exchange losses/(gains) for the period, while the former only include the foreign exchange gain on the SPO US dollar denominated funds.
*	The amounts shown here do not correspond to the financial statements for three and six months ended June 30, 2014 and included additional reconciling items to conform to current period presentation.

QIWI plc.

Other Operating Data

	Three months ended
	June 30, 2014	June 30, 2015	June 30, 2015
	RUB	RUB	USD(1)
Payment volume (billion)(2)(3)	156.3	204.2	3.7

E-commerce	17.8	27.3	0.5
Financial services	48.4	54.2	1.0
Money remittances	15.3	35.3	0.6
Telecom	62.5	66.1	1.2
Other	12.3	21.4	0.4

Payment adjusted net revenue (million)(4)	1,561.6	1,876.1	33.8

E-commerce	450.9	677.2	12.2
Financial services	468.3	403.6	7.3
Money remittances	240.3	411.1	7.4
Telecom	310.3	261.3	4.7
Other	91.8	122.8	2.2

Payment average net revenue yield	1.00%	0.92%	0.92%

E-commerce	2.53%	2.48%	2.48%
Financial services	0.97%	0.74%	0.74%
Money remittances	1.57%	1.16%	1.16%
Telecom	0.50%	0.40%	0.40%
Other	0.75%	0.58%	0.58%

Total average Net Revenue Yield	1.35%	1.24%	1.24%
Active kiosks and terminals (units)(5)	171,043	176,831	176,831
Active Qiwi Wallet accounts(6)	15.8	17.0	17.0

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 55.524 to U.S. $1.00, which the official exchange rate was quoted by the Central Bank of the Russian Federation as of June 30, 2015.
(2)	Payment volume by market verticals and consolidated payment volume consist of the amounts paid by our customers to merchants included in each of those market verticals less intra-group eliminations. The methodology of payment volumes allocation between different market verticals in QIWI’s international operations (including Kazakhstan) may differ from the methodology used by QIWI’s Russian operations. We therefore retain the right to restate the presented volumes, net revenues and net revenue yields data in case the methodology of QIWI’s international operations will be brought in conformity with the methodology of QIWI’s Russian operations.
(3)	Payment volume by market verticals and consolidated payment volume consist of the amounts paid by our customers to merchants included in each of those market verticals less intra-group eliminations. The methodology of payment volumes allocation between different market verticals in Contact and Rapida may differ from the methodology used by QIWI. We therefore retain the right to restate the presented volumes, net revenues and net revenue yields data in case the methodology of Contact and Rapida will be brought in conformity with the methodology used by QIWI.
(4)	Payment Adjusted Net Revenue is calculated as the difference between Payment Gross Revenue and Payment Costs. Payment Gross Revenue primarily consists of merchant and consumer fees. Payment Costs primarily consist of commission to agents.
(5)	We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the amount of active kiosks and terminals for the last 30 days of the respective reporting period.
(6)	Active Visa Qiwi Wallet accounts calculated on a yearly basis, i.e. an active account is an account that had at least one transaction within the last 12 months from the reporting date.

QIWI plc.

Other Operating Data

	Six months ended
	June 30, 2014	June 30, 2015	June 30, 2015
	RUB	RUB	USD(1)
Payment volume (billion)(2)(3)	305.9	362.7	6.5

E-commerce	35.3	48.0	0.9
Financial services	95.7	89.0	1.6
Money remittances	28.5	54.2	1.0
Telecom	121.0	127.0	2.3
Other	25.5	44.4	0.8

Payment adjusted net revenue (million)(4)	2,923.9	3,715.6	66.9

E-commerce	830.6	1,411.1	25.4
Financial services	843.7	800.7	14.4
Money remittances	424.5	732.4	13.2
Telecom	622.6	506.4	9.1
Other	202.6	264.9	4.8

Payment average net revenue yield	0.96%	1.02%	1.02%

E-commerce	2.36%	2.94%	2.94%
Financial services	0.88%	0.90%	0.90%
Money remittances	1.49%	1.35%	1.35%
Telecom	0.51%	0.40%	0.40%
Other	0.79%	0.60%	0.60%

Total average Net Revenue Yield	1.30%	1.39%	1.39%
Active kiosks and terminals (units)(5)	171,043	176,831	176,831
Active Qiwi Wallet accounts(6)	15.8	17.0	17.0

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 55.524 to U.S. $1.00, which the official exchange rate was quoted by the Central Bank of the Russian Federation as of June 30, 2015.
(2)	Payment volume by market verticals and consolidated payment volume consist of the amounts paid by our customers to merchants included in each of those market verticals less intra-group eliminations. The methodology of payment volumes allocation between different market verticals in QIWI’s international operations (including Kazakhstan) may differ from the methodology used by QIWI’s Russian operations. We therefore retain the right to restate the presented volumes, net revenues and net revenue yields data in case the methodology of QIWI’s international operations will be brought in conformity with the methodology of QIWI’s Russian operations.
(3)	Payment volume by market verticals and consolidated payment volume consist of the amounts paid by our customers to merchants included in each of those market verticals less intra-group eliminations. The methodology of payment volumes allocation between different market verticals in Contact and Rapida may differ from the methodology used by QIWI. We therefore retain the right to restate the presented volumes, net revenues and net revenue yields data in case the methodology of Contact and Rapida will be brought in conformity with the methodology used by QIWI.
(4)	Payment Adjusted Net Revenue is calculated as the difference between Payment Gross Revenue and Payment Costs. Payment Gross Revenue primarily consists of merchant and consumer fees. Payment Costs primarily consist of commission to agents.
(5)	We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the amount of active kiosks and terminals for the last 30 days of the respective reporting period.
(6)	Active Visa Qiwi Wallet accounts calculated on a yearly basis, i.e. an active account is an account that had at least one transaction within the last 12 months from the reporting date.